Exhibit 99.1

news release
Encana generates first quarter cash flow of US$955 million,
or $1.29 per share
Daily natural gas production grows 4 percent per share
Calgary, Alberta (April 20, 2011) — Encana Corporation (TSX, NYSE: ECA) delivered solid cash flow and grew natural gas production by 4 percent per share in the first quarter of 2011. Cash flow was US$955 million, or $1.29 per share — down 17 percent largely due to lower natural gas prices compared to the first quarter of 2010. As a result of commodity price hedging in the first quarter, Encana’s cash flow was $138 million, after tax, or 19 cents per share, higher than what the company would have generated without its commodity price hedging program. First quarter total production was approximately 3.34 billion cubic feet equivalent per day (Bcfe/d), up about 70 million cubic feet equivalent per day (MMcfe/d), or about 4 percent per share, from the same quarter in 2010.
“Encana continued to generate solid cash flow and strong operating performance in the first quarter of 2011. With production averaging about 3.34 Bcfe/d, we are on track to meet our guidance of between 3.475 Bcfe/d and 3.525 Bcfe/d for 2011. Cash flow of $955 million, while down 19 percent from the first quarter of 2010 when natural gas prices were higher, is on target. Our cash flow generation continues to benefit from Encana’s strong price hedging and steady production growth,” said Randy Eresman, President & Chief Executive Officer. “Our focus remains firmly on being among the lowest-cost producers in the natural gas industry by keeping capital discipline, risk management and increased operational efficiencies central to our financial and operational decision making. Encana’s financial position is healthy; our balance sheet remains robust and we plan to continue our risk management program to help reduce the risk in our cash flow projection.
“Our strategy is focused on high-growth, low-cost, margin maximization, and it’s working well. This year our supply cost, which represents the NYMEX natural gas price that delivers a return equal to our cost of capital, is expected to average $3.70 per thousand cubic feet equivalent (Mcfe) — down 25 percent in the past three years. We expect this downward cost trend to continue as we target an average supply cost of about $3 per Mcfe for development of all our key resource plays. We expect to achieve this through further efficiency gains as we advance the design and development of our resource play hubs and continuously high-grade our portfolio. While we have the resources and the drilling inventory to accelerate our development pace, we will not grow at any cost. Our 2011 growth rate is aligned with our projected cash flow generation capacity during this period when natural gas prices remain at levels that we believe are unsustainably low. We are also attracting third-party investment to help unlock value from our large inventory of undeveloped reserves and resources. All the while, we remain focused on capital discipline as we invest in short- and long-term growth opportunities in pursuit of sustainable, long-term increases in the net asset value of every Encana share,” Eresman said.
Encana ramps up development and exploration of its extensive 1.7 million acres of oil and natural gas liquids lands
With oil and natural gas liquids (NGLs) commanding a significant energy price premium over natural gas, in the past year Encana has sharpened its focus on accelerating oil and NGLs production from its extensive liquids-rich lands — now covering more than 1.7 million acres in Canada and the U.S.
“We have redirected a portion of our capital investment to oil and natural gas liquids development and exploration. We are building facilities to extract more liquids from our high energy-content natural gas streams at several of our natural gas processing plants. We are drilling liquids-prone targets on our existing lands, expanding developments into liquids-rich areas, exploring for oil, and acquiring large and significant positions in highly-prospective liquids-rich lands. The capital investment associated with these multiple initiatives is expected to represent about $1 billion in 2011,” Eresman said.

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Liquids-prone lands extend from Montney to Duvernay, Niobrara, Mancos and Collingwood
In recent months, Encana has assembled about 190,000 net acres in the Simonette and Kaybob areas of the Duvernay shale in Alberta, adding to its existing 380,000 net acres of liquids-rich lands in the Alberta Deep Basin and 495,000 net acres in the Montney in Alberta and British Columbia. In Colorado, Encana holds about 240,000 net acres in the Piceance and Denver-Julesburg (DJ) basins where the company has identified liquids potential in the Niobrara and Mancos shales. In Michigan this year, Encana plans to expand evaluation drilling on its 425,000 net acres in the Collingwood shale.
“Initial drilling results and indications in each of these highly-prospective formations show promise as we step up our evaluation and identification of the liquids potential. Our multi-pronged approach to boosting liquids production from our liquids-rich assets has the potential, over the next few years, to deliver substantial volumes of NGLs production,” Eresman said.
Encana offers Horn River and Greater Sierra joint venture and acquisition opportunities in northeast B.C.
Expanding its ongoing plan to attract third-party capital, Encana has initiated processes to attract additional joint venture partners on selected assets in the Horn River basin and its Greater Sierra lands. Encana is also offering an acquisition opportunity for a portion of its producing Greater Sierra resource play. Encana’s joint-venture investment strategy is aimed at accelerating value recognition of the company’s enormous resource potential. This new joint venture initiative builds on previous announcements of a farm-out agreement with Kogas Canada Ltd., a subsidiary of Korea Gas Corporation, in the Horn River and Montney formations and a planned joint venture and acquisition by PetroChina International Investment Company Limited of a 50 percent interest in Encana’s Cutbank Ridge business assets. RBC Capital Markets and Jefferies & Company, Inc. have been retained by Encana to conduct the potential joint venture and divestiture processes on the Horn River and Greater Sierra assets.
Natural gas economy gaining traction
Encana’s natural gas economy team continues to make progressive steps that help demonstrate the economic and environmental benefits of expanding natural gas use across North America. In addition to the launch of Encana’s new mobile liquefied natural gas fueling stations announced earlier this month, Encana expects to have opened five compressed natural gas stations and is targeting the conversion of about 150 of its fleet vehicles to natural gas by the end of 2011. Greater use of natural gas for transportation is gaining traction across the U.S. where more than 22 states and the federal government have initiated or passed legislation that supports purchase of home fueling systems, the construction of fueling stations and conversion or manufacture of trucks and cars to run on natural gas. Most recently, U.S. Congress, in a bi-partisan initiative, introduced the New Alternative Transportation to Give Americans Solutions legislation (NAT GAS Act of 2011), which is aimed at extending and expanding tax credits for more natural gas vehicles and fueling stations.
IMPORTANT INFORMATION
Encana reports in U.S. dollars unless otherwise noted. Production, sales and reserves estimates are reported on an after-royalties basis, unless otherwise noted. Per share amounts for cash flow and earnings are on a diluted basis. As of January 1, 2011, Encana prepares its interim consolidated financial statements and comparative information in accordance with International Financial Reporting Standards (IFRS) 1, “First-time Adoption of International Financial Reporting Standards”, and with International Accounting Standard 34, “Interim Financial Reporting,” as issued by the International Accounting Standards Board. Previously, Encana’s financial statements were prepared in accordance with Canadian generally accepted accounting principles (previous GAAP). Reconciliations between previous GAAP and IFRS financial information can be found in the consolidated financial statements available on the company’s website at www.encana.com. Encana defines supply cost as the flat NYMEX natural gas price that yields an internal rate of return of 9 percent after tax, and does not include land costs.

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First Quarter 2011 Highlights
Financial
•	Cash flow per share of $1.29, or $955 million
•	Operating earnings per share of 2 cents, or $15 million
•	Net earnings per share of 11 cents, or $78 million
•	Capital investment, excluding acquisitions and divestitures, of $1.29 billion
•	Realized natural gas prices of $5.00 per thousand cubic feet (Mcf) and realized liquids prices of $80.70 per barrel (bbl). These prices include realized financial hedges
•
At the end of the quarter, debt to capitalization was 32 percent and debt to debt-adjusted cash flow was 1.8 times. Excluding the impact of unrealized hedging gains and losses, debt to adjusted EBITDA was 1.9 times

•	Paid dividend of 20 cents per share
Operating
•	Total production of 3.34 Bcfe/d
•	Natural gas production of 3.20 billion cubic feet per day (Bcf/d)
•	NGLs and oil production of about 23,000 barrels per day (bbls/d)
•	Operating and administrative costs were $1.41 per Mcfe, or $1.02 per Mcfe, excluding long-term incentive costs and foreign exchange
Strategic Developments
•
Signed a Co-operation Agreement with PetroChina International Investment Company Limited, a subsidiary of PetroChina Company Limited, that would see PetroChina pay C$5.4 billion to acquire a 50 percent interest in Encana’s Cutbank Ridge business assets in British Columbia and Alberta. The transaction remains subject to regulatory approval by Canadian and Chinese authorities, due diligence and the negotiation and execution of various transaction agreements, including the joint venture agreement

•
Announced and completed an agreement to acquire a 30 percent interest in the planned Kitimat liquefied natural gas (LNG) export terminal, located on the west coast of central British Columbia, and the associated natural gas pipeline

•
Encana Oil & Gas (USA) Inc., a subsidiary of Encana Corporation, agreed to and completed the sale of its Fort Lupton natural gas processing plant in Colorado to Western Gas Partners, LP for proceeds of approximately $300 million, resulting in a gain on divestiture of approximately $128 million, before tax

•
Encana announced that Encana Natural Gas Inc., a subsidiary, entered into an agreement to become sole LNG fuel supplier to Heckmann Water Resources, which provides water handling services to Encana and other companies in the Haynesville resource play in Louisiana. The agreement would see Encana’s new LNG fueling stations provide mobile fueling services to Heckmann’s newly-ordered fleet of 200 LNG heavy-duty trucks, which will be the largest fleet of LNG trucks in North America

•	Divested non-core assets in North America for total proceeds of approximately $397 million and acquired approximately $266 million of upstream assets, for net divestitures of about $131 million.

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Financial Summary

(for the period ended March 31)	Q1	Q1
($ millions, except per share amounts)	2011	2010
Cash flow [1]	955	1,172
Per share diluted	1.29	1.56
Net earnings	78	1,490
Per share diluted	0.11	1.96
Operating earnings [1]	15	397
Per share diluted	0.02	0.53

Earnings Reconciliation Summary

Net earnings	78	1,490
Add back (losses) & deduct gains
Unrealized mark-to-market hedging gain (loss), after tax	(88)	912
Gain (loss) on divestitures, after tax	83	34
Non-operating foreign exchange gain (loss), after tax	68	147
Operating earnings[1]	15	397
Per share diluted	0.02	0.53

1	Cash flow and operating earnings are non-GAAP measures as defined in Note 1 on Page 7.
Production & Drilling Summary

(for the period ended March 31)	Q1	Q1
(After royalties)	2011	2010	%ê
Natural gas (MMcf/d)	3,196	3,123	+2
Natural gas production per 1,000 shares (Mcf/d)	4.34	4.17	+4
NGLs and Oil (Mbbls/d)	23	24	-4
NGLs and Oil production per 1,000 shares (Mcfe/d)	0.19	0.19	—
Total production (MMcfe/d)	3,335	3,265	+2
Total production per 1,000 shares (Mcfe/d)	4.53	4.36	+4
Net wells drilled	459	448	+2
Natural gas production growth led by strong performance in emerging shale plays
Total first quarter production was 3.34 Bcfe/d, up 4 percent per share from 3.27 Bcfe/d in the first quarter of 2010. Canadian Division production increased 18 percent year over year to about 1.48 Bcfe/d, led by Cutbank Ridge, up 40 percent, as well as strong advancements in the emerging Horn River resource play in British Columbia, which grew to 70 MMcfe/d from 11 MMcfe/d a year earlier. USA Division production decreased 8 percent to 1.86 Bcfe/d from the first quarter of 2010, largely because results in the first quarter of 2010 were affected by production volumes brought back on stream that had been shut in and curtailed in 2009 due to low prices. Also, USA Division production was about 85 MMcfe/d lower due to net divestitures. Production decreases were partially offset by strong growth in Haynesville where production grew 118 percent to 412 MMcfe/d from 189 MMcfe/d in the first quarter of 2010.
Canadian Division capital investment in the first quarter was $625 million, up from $545 million a year earlier. USA Division capital investment was $643 million, up from $474 million in the first quarter of 2010. The capital investment increases were due mainly to added investment in developing the Texas, Piceance, CBM and Haynesville resource plays.
Key resource play realignment
As Encana continues to sharpen its focus on resource plays, a greater proportion of total production is included in its key resource plays — the core value creation assets in the company’s portfolio. As a result, Encana has realigned the producing assets contained in some of its resource plays and the most noted adjustment is the merger of the East Texas and Fort Worth resource plays into the Texas resource play. Other adjustments have been made to reflect additional incremental realignment of Encana’s key resource plays, which now make up about 97 percent of the company’s total production.

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Production from key resource plays

	Average Daily Production (MMcfe/d)
	2011	2010[1]					2009[1]
		Full					Full
Key Resource Play	Q1	Year	Q4	Q3	Q2	Q1	Year
USA Division
Jonah	510	559	521	545	574	595	601
Piceance	426	458	437	442	470	482	373
Texas	404	488	429	434	503	584	473
Haynesville	412	287	391	310	258	189	61
Canadian Division
Greater Sierra	252	236	240	238	247	218	204
Cutbank Ridge	518	461	511	515	445	371	379
Bighorn	238	240	247	260	253	198	176
CBM	469	431	445	419	426	434	450

Total key resource plays	3,229	3,160	3,221	3,163	3,176	3,071	2,717
Other production	106	161	132	159	168	194	286

Total production	3,335	3,321	3,353	3,322	3,344	3,265	3,003

1	2010 and 2009 results have been restated to reflect a realignment of key resource play areas.
Focus shifts to resource play hub activities in Haynesville resource play
Encana continues to advance its industry-leading resource play hub model which helps to expedite natural gas development and optimize efficiencies by enabling the drilling of numerous horizontal wells, each containing multiple completion stages, from a single pad location, which results in a lower environmental impact. In the Haynesville, Encana is shifting its focus from lease retention drilling to expanding and optimizing its resource play hub activities, an advancement that includes seeking regulatory approvals for longer laterals and building on its low-cost completions program. In the first quarter of 2011, the shift to resource play hub activity resulted in about a 25 percent reduction in drilling costs from a lease retention program. Further cost reductions are expected through the deployment this year of fit-for-purpose pumping equipment and service supply agreements.
First quarter natural gas and liquids prices

	Q1	Q1
	2011	2010
Natural gas
NYMEX ($/MMBtu)	4.11	5.30
Encana realized gas price[1] ($/Mcf)	5.00	6.14
NGLs and Oil ($/bbl)
WTI	94.25	78.88
Encana realized liquids price[1]	80.70	67.07

1	Realized prices include the impact of financial hedging.

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Encana’s risk management program continues to generate strong revenue and stabilize cash flow
As a result of commodity price hedging in the first quarter, Encana’s before-tax cash flow was $205 million higher than what the company would have generated without its hedging program. In the past five years, Encana’s commodity price hedging program has resulted in about $7.3 billion of before-tax cash flow in excess of what would have been generated had the company not implemented a commodity price hedging program. Encana hedges the price on a portion of its production in order to reduce the risk of lower prices and to provide greater certainty to cash flow generation, which adds stability to the funding of ongoing capital investment.
About 50 percent of natural gas production hedged for remaining nine months of 2011
Encana continues to manage natural gas price risks through its commodity price hedges. As of March 31, 2011, Encana has hedged approximately 1.8 Bcf/d, about 50 percent, of expected April to December 2011 natural gas production, at an average NYMEX price of $5.75 per Mcf. In addition, Encana has hedged approximately 1.8 Bcf/d of expected 2012 natural gas production at an average NYMEX price of about $5.87 per Mcf and approximately 395 MMcf/d of expected 2013 natural gas production at an average price of $5.29 per Mcf.
Encana continually assesses its hedging needs and the opportunities available prior to establishing its capital program for the upcoming year. Risk management positions as at March 31, 2011 are presented in Note 17 to the unaudited Interim Consolidated Financial Statements.
Corporate developments
Quarterly dividend of 20 cents per share declared
Encana’s Board of Directors has declared a quarterly dividend of 20 cents per share payable on June 30, 2011 to common shareholders of record as of June 15, 2011. Based on the April 19, 2010 closing share price on the New York Stock Exchange of $32.66, this represents an annualized yield of about 2.5 percent.
Guidance updated on key resource plays
Encana has posted additional reference information on each of its key resource plays on its website. The company’s 2011 corporate guidance is posted on www.encana.com.
Normal Course Issuer Bid
On December 8, 2010, Encana announced it had received approval to renew the company’s Normal Course Issuer Bid (NCIB) from the Toronto Stock Exchange. Under the renewed bid, Encana may purchase for cancellation up to 36.8 million common shares, representing about 5 percent of the approximately 736 million common shares issued and outstanding as at November 30, 2010. During the first quarter of 2011, Encana did not purchase any of its common shares.
Financial strength
Encana maintains a strong balance sheet. At March 31, 2011, approximately 96 percent of its outstanding debt was composed of fixed-rate debt with an average remaining term of 12.3 years. At March 31, 2011, Encana had $5.2 billion of committed revolving bank credit facilities, of which $4.8 billion remains unused. Encana is focused on maintaining investment grade credit ratings, capital discipline and financial flexibility. The company stewards its financial position to a variety of metrics. At March 31, 2011, the company’s debt to capitalization ratio was 32 percent. The company’s debt to debt-adjusted cash flow was 1.8 times and debt to adjusted EBITDA was 2.2 times, on a trailing 12-month basis, primarily due to the low natural gas prices experienced during the past 12 months. Excluding the impact of unrealized hedging gains and losses, the company’s debt to adjusted EBITDA was 1.9 times.

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CONFERENCE CALL TODAY
10 a.m. Mountain Time (12 p.m. Eastern Time)
Encana will host a conference call today Wednesday, April 20, 2011 starting at 10:00 a.m. MT (12:00 p.m. ET). To participate, please dial (888) 231-8191 (toll-free in North America) or (647) 427-7450 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 3:00 p.m. ET on April 20 until midnight April 27, 2011 by dialing (800) 642-1687 or (416) 849-0833 and entering passcode 27940894.
A live audio webcast of the conference call will also be available via Encana’s website, www.encana.com, under Investors/Presentations & events. The webcast will be archived for approximately 90 days.
NOTE 1: Non-GAAP measures
This news release contains references to non-GAAP measures as follows:
•
Cash flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, and net change in non-cash working capital. Free cash flow is a non-GAAP measure that Encana defines as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used to determine the funds available for other investing and/or financing activities. Debt-adjusted cash flow is a non-GAAP measure defined as cash flow before interest expense net of tax.

•
Operating earnings is a non-GAAP measure defined as net earnings excluding non-recurring or non-cash items that management believes reduces the comparability of the company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, exploration and evaluation expenses, impairments and impairment reversals, gains/losses on divestitures, foreign exchange gains/losses and the effect of changes in statutory income tax rates.

•
Capitalization is a non-GAAP measure defined as current and long-term debt plus shareholders’ equity. Debt to capitalization and debt to adjusted EBITDA are two ratios that management uses as measures of the company’s overall financial strength to steward the company’s overall debt position.

•
Adjusted EBITDA is a non-GAAP measure defined as net earnings before gains or losses on divestitures, income taxes, foreign exchange gains or losses, interest, accretion of asset retirement obligation, depreciation, depletion and amortization, exploration and evaluation expenses and impairments.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Encana’s liquidity and its ability to generate funds to finance its operations.
Encana Corporation
Encana is a leading North American natural gas producer that is focused on growing its strong portfolio of natural gas resource plays in key basins from northeast British Columbia to Texas and Louisiana. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
ADVISORY REGARDING OIL AND GAS INFORMATION — In this news release, certain crude oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: expected reduction in average supply cost in all key resource plays; possible joint venture opportunity with PetroChina and its affiliates and the impact of such transaction; ability to attract other joint venture partners and third party capital; estimates to increase NGLs production over the next few years; number of wells to be drilled in various resource and emerging plays; anticipated first gas from Deep Panuke; estimated increase in natural gas demand from transportation and power generation and exports of liquefied natural gas to new markets; expected efficiencies to be generated by

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resource play hub approach; potential of emerging plays; success of risk management and hedging strategies; projections contained in 2011 guidance (including estimates of cash flow per share, upstream operating cash flow, natural gas and NGLs production, growth per share, capital investment, net divestitures, and operating costs); anticipated crude oil and natural gas prices; target debt to capitalization, debt to debt-adjusted cash flow and debt to adjusted EBITDA ratios; potential dividends; 2011 updated corporate guidance for each of the company’s key resource plays; ability to maintain investment grade credit ratings and strong liquidity position; projected share purchases under Encana’s NCIB program and expectation that cumulative natural gas production over the next eight to 10 years will be exposed to weighted average NYMEX gas price of $6.00 per million Btu and generate a 35 percent half cycle rate of return. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: the risk that the company may not conclude potential joint venture arrangements with PetroChina, their affiliates or others; volatility of and assumptions regarding commodity prices; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves and resources estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the company’s ability to replace and expand gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Forward-looking statements with respect to anticipated production, reserves and production growth, including over five years or longer, are based upon numerous facts and assumptions, including a projected capital program averaging approximately $6 billion per year that underlies the long-range plan of Encana, which is subject to review annually and to such revisions for factors including the outlook for natural gas commodity prices and the expectations for capital investment by the company achieving an average rate of approximately 2,500 net wells per year, Encana’s current net drilling location inventory, natural gas price expectations over the next few years, production expectations made in light of advancements in horizontal drilling, multi-stage well completions and multi-well pad drilling, the current and expected productive characteristics of various existing and emerging resource plays, Encana’s estimates of proved, probable and possible reserves and economic contingent resources, expectations for rates of return which may be available at various prices for natural gas and current and expected cost trends. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.
Forward-looking information respecting anticipated 2011 cash flow for Encana is based upon achieving average production of oil and gas for 2011 of between 3.475 Bcfe/d and 3.525 Bcfe/d, commodity prices for natural gas of NYMEX $4.50 — $5/Mcf, commodity prices for crude oil of (WTI) $85 — $95 per bbl and an estimated U.S./Canadian dollar foreign exchange rate of $0.95 — $1.05 and a weighted average number of outstanding shares for Encana of approximately 736 million.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, Encana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:

Investor contacts:	Media contacts:
Ryder McRitchie	Alan Boras
Vice-President, Investor Relations	Vice-President, Media Relations
(403) 645-2007	(403) 645-4747

Lorna Klose	Carol Howes
Manager, Investor Relations	Manager, Media Relations
(403) 645-6977	(403) 645-4799

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